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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



(Check One):      [   ] Form 10-K      [   ] Form 11-K       [   ] Form 20-F
                  [ X ] Form 10-Q      [   ] Form N-SAR

                                                            --------------------
For Period Ended:  September 30, 2000                        SEC FILE NUMBER
                            ----------------------------     333-37081
                                                            --------------------
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F                        --------------------
[   ] Transition Report on Form 11-K                         CUSIP NUMBER
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR                       --------------------

For the Transition Period Ended:
                                ------------------------------

================================================================================

  Read Instruction (on last page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I.  REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:    Doskocil Manufacturing Company, Inc.
                          ------------------------------------------------------

Former Name if Applicable:  N/A
                           -----------------------------------------------------

Address of Principal Executive Office (Street and
  Number):  4209 Barnett Boulevard
          ----------------------------------------------------------------------

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City, State and Zip Code:  Arlington, Texas 76017
                         -------------------------------------------------------

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PART II.  RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III.  NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Company is experiencing delays in the costing of its physical inventory and completion of this task requires additional work that the Company has not been able to, as yet, complete.

The Company anticipates filing of its Report on Form 10-Q for the quarter ended September 30, 2000 no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25.



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PART IV.  OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

         Larry E. Rembold                     (817) 467-5116 x1101
--------------------------------------------------------------------------------
         (Name)                               (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                                         [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                                        [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHED "EXHIBIT A."

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                      Doskocil Manufacturing Company, Inc.
               ---------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2000             By: /s/ LARRY E. REMBOLD
     -------------------------          ----------------------------------------
                                     Name:   Larry E. Rembold
                                     Title:  Chief  Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
     -----------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter.



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                                                                       EXHIBIT A



Doskocil Manufacturing Company, Inc.
Statements of Operations

                                                             Three Months Ended
                                                              ($ in thousands)
                                                       -------------------------------
                                                       September 30,     September 30,
                                                           2000              1999
                                                       -------------     -------------

Net sales                                                $ 41,238           $ 36,487
Cost of goods sold                                         29,838             25,720
                                                         --------           --------

Gross profit                                               11,400             10,767
Selling, general and administrative expense                10,702             11,972
                                                         --------           --------

Operating income                                              698             (1,205)

Other (income) expense:
       Net interest expense                                 5,796              4,677
       Other, net                                             (69)              (433)
                                                         --------           --------
              Total other expense                           5,727              4,244
                                                         --------           --------

Net loss                                                   (5,029)            (5,449)
                                                         --------           --------

Preferred stock accretion                                      42               --
Preferred stock dividends                                     421                229
                                                         --------           --------

Net loss attributable to common shareholders             $ (5,492)          $ (5,678)
                                                         ========           ========

Net (loss) per common share (basic and diluted)          $  (1.72)          $  (1.81)
                                                         ========           ========

Weighted average common shares outstanding                  3,197              3,139
                                                         ========           ========

         The results presented above reflect the Company's current estimate of results for the first quarter ended September 30, 2000. The Company is reviewing variances in the costing of its physical inventory. The results presented above for the quarter and the discussion of these results presented below are preliminary and subject to any changes that may be required upon completion of the review of the costing of physical inventory.

         NET SALES increased to $41.2 million in the first quarter of fiscal 2001 from $36.5 million in the comparable period of the prior year, an increase of $4.8 million. The increase was primarily the result of higher pet sales of $4.4 million. The increase in pet sales is due to several factors including sales of new products and increased international sales. In addition, promotional activity in June 1999 reduced sales in the first quarter of fiscal 2000.

         GROSS PROFIT increased to $11.4 million in the first quarter of fiscal 2001 from $10.8 million in the comparable period of the prior year, an increase of $0.6 million. As a percentage of net sales, gross margin decreased to 27.6% in the first quarter of fiscal 2001 from 29.5% in the comparable period of the prior year. The Company's gross profit as a percentage of net sales was negatively affected by higher material costs and lower plant utilization in the fourth quarter of fiscal 2000, the costs of which were included in inventory at June 30, 2000. Such costs have been included in cost of goods sold in the current fiscal quarter as the inventory was sold.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES decreased to $10.7 million in the first quarter of fiscal 2001 from $12.0 million in the comparable period of the prior year. As a percentage of net sales, SG&S spending decreased to 25.9% in the first quarter of fiscal 2001 from 32.8% in the comparable period of the prior year. The decrease was the result of several factors including lower consumer advertising, lower salaries, lower freight and lower outside warehousing costs.

         OTHER INCOME for the first three months of fiscal 2000 includes a $0.4 million gain on the sale of the Indianapolis facility.



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         INTEREST EXPENSE increased to $5.8 million in the first quarter of fiscal 2001 from $4.7 million in the comparable period of the prior year. The increase is primarily due to higher interest rates, increased borrowings on the Additional Credit Facility and an additional $0.8 million in non-cash amortization of deferred financing costs related to 4.1 million guaranty warrants.

         PROVISION FOR INCOME TAXES for the three months ended September 30, 2000 and 1999 was $0.0 million, due to a net operating loss generated during the period for which a valuation allowance has been provided. The tax benefit associated with the net operating loss has been offset by a valuation allowance.



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